UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G/A
(Rule 13D-102)

Under the Securities Exchange Act of 1934
(Amendment No. 12)

STMicroelectronics N.V.

(Name of Issuer) Common Shares, nominal value €1.04 per share
(Title of Class of Securities) 861012102
(CUSIP Number) December 31, 2012

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1 (b)
☐	Rule 13d-1 (c)
☒	Rule 13d-1 (d)

*
The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following pages)

CUSIP No. 861012102	13G	Page 2 of 22 Pages

1		NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON STMicroelectronics Holding N.V. (“ST Holding”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☒ (b) ☐
3		SEC USE ONLY
4		CITIZENSHIP OR PLACE OF ORGANIZATION The Netherlands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER NONE
	6	SHARED VOTING POWER 250,704,754 (See Item 4(a) and Exhibit 1)
	7	SOLE DISPOSITIVE POWER NONE
	8	SHARED DISPOSITIVE POWER 250,704,754 (See Item 4(a) and Exhibit 1)
9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 250,704,754
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*	☐
11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 27.5%*
12		TYPE OF REPORTING PERSON* HC

CUSIP No. 861012102	13G	Page 3 of 22 Pages

1		NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON FT1CI
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☒ (b) ☐
3		SEC USE ONLY
4		CITIZENSHIP OR PLACE OF ORGANIZATION France
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER NONE
	6	SHARED VOTING POWER 250,704,754 (See Item 4(a) and Exhibit 1)
	7	SOLE DISPOSITIVE POWER NONE
	8	SHARED DISPOSITIVE POWER 250,704,754 (See Item 4(a) and Exhibit 1)
9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 250,704,754
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*	☐
11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 27.5%*
12		TYPE OF REPORTING PERSON* HC

CUSIP No. 861012102	13G	Page 4 of 22 Pages

1		NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Ministero dell’Economia e delle Finanze (“Ministry of the Economy and Finance”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☒ (b) ☐
3		SEC USE ONLY
4		CITIZENSHIP OR PLACE OF ORGANIZATION Italy
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER NONE
	6	SHARED VOTING POWER 250,704,754 (See Item 4(a) and Exhibit 1)
	7	SOLE DISPOSITIVE POWER NONE
	8	SHARED DISPOSITIVE POWER 250,704,754 (See Item 4(a) and Exhibit 1)
9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 250,704,754
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*	☐
11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 27.5%*
12		TYPE OF REPORTING PERSON* CO

CUSIP No. 861012102	13G	Page 5 of 22 Pages

1		NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Fonds Stratégique d’Investissement (“FSI”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☒ (b) ☐
3		SEC USE ONLY
4		CITIZENSHIP OR PLACE OF ORGANIZATION France
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER NONE
	6	SHARED VOTING POWER 250,704,754 (See Item 4(a) and Exhibit 1)
	7	SOLE DISPOSITIVE POWER NONE
	8	SHARED DISPOSITIVE POWER 250,704,754 (See Item 4(a) and Exhibit 1)
9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 250,704,754
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*	☐
11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 27.5%*
12		TYPE OF REPORTING PERSON* CO

CUSIP No. 861012102	13G	Page 6 of 22 Pages

1		NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Commissariat à l’Énergie Atomique et aux Énergies Alternatives (“CEA”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☒ (b) ☐
3		SEC USE ONLY
4		CITIZENSHIP OR PLACE OF ORGANIZATION France
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER NONE
	6	SHARED VOTING POWER 250,704,754 (See Item 4(a) and Exhibit 1)
	7	SOLE DISPOSITIVE POWER NONE
	8	SHARED DISPOSITIVE POWER 250,704,754 (See Item 4(a) and Exhibit 1)
9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 250,704,754
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*	☐
11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 27.5%*
12		TYPE OF REPORTING PERSON* CO

Page 7 of 22 pages

Item 1(a).	Name of Issuer:

STMicroelectronics N.V. (the “Company”)

Item 1(b).	Address of Issuer’s Principal Executive Offices:

WTC Schiphol Airport
Schiphol Boulevard 265
1118 BH Schiphol Airport
The Netherlands

Item 2(a).	Name of Persons Filing:

During 2012 the members of the Group of STMicroelectronics N.V. shareholders consisted of:

(i)	ST Holding*
(ii)	FT1CI
(iii)	Ministero dell’Economia e delle Finanze
(iv)	Fonds Stratégique d’Investissement
(v)	CEA

* ST Holding and STMicroelectronics Holding II B.V. (“ST Holding II”) merged on June 1, 2012, with ST Holding as the surviving entity; consequently, ST Holding II no longer exists.

Item 2(b).	Address of Principal Business Office, or if none, Residence:

(i)	STMicroelectronics Holding N.V.
Weena 210-212
3012 NJ Rotterdam
The Netherlands

(ii)	FT1CI
56, rue de Lille
75007 Paris
France

(iii)	Ministero dell’Economia e delle Finanze
via XX Settembre, 97
00187 Rome
Italy

(iv)	Fonds Stratégique d’Investissement
56, rue de Lille
75007 Paris
France

Page 8 of 22 pages

(v)	CEA
Siege
91191 Gif-sur-Yvette cedex
France

Item 2(c).	Citizenship:

(i)	The Netherlands
(ii)	France
(iii)	Italy
(iv)	France
(v)	France

Item 2(d).	Title of Class of Securities:

Common Shares, nominal value €1.04 per Share

Item 2(e).	CUSIP Number:

861012102

Item 3.	Item 3 is not applicable.

Item 4(a).	Amount Beneficially Owned:

250,704,754 common shares held of record by STMicroelectronics Holding N.V. (“ST Holding”) on STMicroelectronics N.V.’s share registry.

ST Holding is jointly controlled by FT1CI and the Ministry of the Economy and Finance (see Exhibit 1 attached hereto).  As of the date hereof, ST Holding II no longer exists, as described below.  FT1CI is controlled by FSI and CEA.

Item 4(b).	Percent of Class:

27.5% based upon 910,559,805 common shares issued as of December 31, 2012, as shown on STMicroelectronics N.V.’s share registry.

Item 4(c).	Number of shares as to which such person has:

Please see Items 5, 6, 7, 8, 9 and 11 of each cover sheet for each filing entity.

Item 5.	Ownership of Five Percent or Less of a Class.

This statement is being filed to report the fact that as of the date hereof, ST Holding II has ceased to exist following its merger with ST Holding, which has acquired all of the assets and liabilities of ST Holding II, including the Company’s common shares held by ST Holding II.

Page 9 of 22 pages

Item 6.	Ownership of More than Five Percent on Behalf of Another Person

Item 6 is not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company

Item 7 is not applicable.

Item 8.	Identification and Classification of Members of a Group

See attached Exhibit 1 for the identity of each member of the Group and a description of relevant shareholders’ agreements.  See also, Item 4(a) above.

Item 9.	Notice of Dissolution of Group

Item 9 is not applicable.

Item 10.	Certification

Item 10 is not applicable.

Page 10 of 22 pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

By: STMicroelectronics Holding N.V.

February 13, 2013		February 14, 2013
(Date)		(Date)
/s/ Gabriele Pagnotta		/s/ Bertrand Loubert
(Signature)		(Signature)
Name:	Gabriele Pagnotta	Name:	Bertrand Loubert
Title:	Managing Director	Title:	Managing Director

Page 11 of 22 pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

By: FT1CI
February 12, 2013
(Date)
/s/ Jean d’Arthuys
(Signature)
Name:	Jean d’Arthuys
Title:	Chairman and CEO

Page 12 of 22 pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

By:	Ministero dell’Economia e delle Finanze
February 13, 2013
(Date)
/s/ Francesco Parlato
(Signature)
Name:	Francesco Parlato
Title:	Director of Shareholdings and Privatizations

Page 13 of 22 pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

By: Fonds Stratégique d’Investissement
February 8, 2013
(Date)
/s/ Jean Yves Gilet
(Signature)
Name:	Jean-Yves Gilet
Title:	Chief Executive Officer

Page 14 of 22 pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

By:	Commissariat à l’Énergie Atomique et aux Énergies Alternatives
February 14, 2013
(Date)
/s/ Christophe Gegout
(Signature)
Name:	Christophe Gegout
Title:	Chief Financial Officer

Page 15 of 22 pages

EXHIBIT 1

Principal Shareholders

ST Holding II was a wholly owned subsidiary of ST Holding until June 1, 2012, when ST Holding II merged with ST Holding, as a result of which, ST Holding acquired all of the assets and liabilities of ST Holding II, including the Company’s common shares held by ST Holding II, by universal transfer of title, and ST Holding II ceased to exist.  As of December 31, 2012, FT1CI (the “French Shareholder”), which is controlled by the French Fonds Stratégique d’Investissement (“FSI”) and Commissariat à l’Energie Atomique et aux Énergies Alternatives (“CEA”), on the one hand, and the Italian Ministry of the Economy and Finance (the “Italian Shareholder”), on the other hand, each directly held 50% in ST Holding. The indirect interest of the French Shareholder and the Italian Shareholder in the Company is split on a 50%-50% basis.  Through a structured tracking stock system implemented in the articles of association of ST Holding, the French Shareholder and the Italian Shareholder each indirectly hold 125,352,377 of the Company’s common shares, representing approximately 13.7% of its issued share capital as of December 31, 2012. Any disposals or, as the case may be, acquisitions by ST Holding on behalf of the French Shareholder or the Italian Shareholder, will decrease or, as the case may be, increase the indirect interest of respectively the French Shareholder or the Italian Shareholder, in the Company’s issued share capital.  FT1CI is a jointly held company established to control the interest of French shareholders in ST Holding. As of December 31, 2012, FSI and CEA are the sole shareholders of FT1CI, holding respectively 79.2% and 20.8% of FT1CI’s share capital.  FSI is a strategic investment fund 51% owned by Caisse des dépôts et consignations and 49% owned by the French State. CEA is a French government-funded technological research organization.

ST Holding II owned 90% of the Company’s shares before its initial public offering in 1994, and over time, gradually reduced its participation, going below the 66% threshold in 1997 and below the 50% threshold in 1999.  ST Holding II merged with ST Holding, effective June 1, 2012 and ceased to exist.  ST Holding may dispose of the Company’s shares as provided below in “— STH Shareholders’ Agreement—Disposals of the Company’s Common Shares”.  Set forth below is a table of ST Holding’s holdings (as successor to ST Holding II) in the Company as of the end of 2012 and ST Holding II’s holdings as of the end of 2011 and 2010:

Common Shares Owned
	Number	%
December 31, 2012	250,704,754	27.5
December 31, 2011	250,704,754	27.5
December 31, 2010	250,704,754	27.5

Announcements about additional disposals of the Company’s shares by ST Holding on behalf of one or more of its indirect shareholders, FSI, CEA, the Ministry of the Economy and Finance or FT1CI may come at any time.

Page 16 of 22 pages

The chart below illustrates the shareholding structure as of December 31, 2012:

(1)	In addition to the 27.5% held by ST Holding and the 70% held by the Public, 2.5% are held by the Company as Treasury Shares.

Shareholders’ agreements

STH Shareholders’ Agreement

The Company was formed in 1987 as a result of the decision by Thomson-CSF (now called Thales) and STET (now called Telecom Italia S.p.A.) to combine their semiconductor businesses and to enter into a shareholders’ agreement on April 30, 1987, which was amended on December 10, 2001, restated on March 17, 2004 and further amended on February 26, 2008.  The February 26, 2008 amended and restated agreement (as amended, the “STH Shareholders’ Agreement”) supersedes and replaces all previous agreements. The current parties to the STH Shareholders’ Agreement are FSI, CEA and their joint company FT1CI (the “French Shareholder”) and the Ministry of the Economy and Finance (the “Italian Shareholder”).

Pursuant to the terms of the STH Shareholders’ Agreement, the parties have agreed to certain corporate governance rights provided that they maintain certain levels of respective interests in ST Holding and in the Company’s share capital. See further details below.

Page 17 of 22 pages

Merger of the Holding Companies

The French Shareholder and the Italian Shareholder merged the two holding companies (ST Holding and ST Holding II), effective June 1, 2012, in order to simplify the structure through which they own their interests in STMicroelectronics N.V.  ST Holding II ceased to exist, while ST Holding continues to hold the Company’s common shares. The company that now holds or may hold the Company’s common shares in the future for indirect shareholders is referred to below as the “holding company”.

Standstill

The STH Shareholders’ Agreement contains a standstill provision that precludes any of the parties and the parties’ affiliates from acquiring, directly or indirectly, any of the Company’s common shares or any instrument providing for the right to acquire any of its common shares other than through the holding company. The standstill is in effect for as long as such party holds the Company’s common shares through ST Holding. The parties agreed to continue to hold their stakes in the Company at all times through the current holding structure of ST Holding, subject to certain limited exceptions.

Corporate Governance

The STH Shareholders’ Agreement provides for a balanced corporate governance between FT1CI and the Ministry of the Economy and Finance (FT1CI and the Ministry of the Economy and Finance are collectively defined as “STH Shareholders” and individually defined as “STH Shareholder”) for the duration of the “Balance Period”, despite actual differences in indirect economic interest in the Company.  The “Balance Period” lasts as long as each STH Shareholder owns at any time a voting stake in ST Holding equal to at least 47.5% of the total voting stakes of ST Holding.

As of January 1, 2012, if any STH Shareholder falls under this threshold, it will not be able to restore the Balance Period by subsequently increasing its voting stake, and the Balance Period will terminate, unless the parties agree otherwise.  The STH Shareholders’ Agreement provides that during the Balance Period, ST Holding will have a managing board comprised of two members (one member designated by FT1CI, and one designated by the Ministry of the Economy and Finance) and a supervisory board comprised of six members (three designated by FT1CI and three designated by the Ministry of the Economy and Finance).  The chairman of the supervisory board of the holding company shall be designated for a three-year term by one shareholder (with the other shareholder entitled to designate the Vice Chairman), such designation to alternate between the Ministry of the Economy and Finance on the one hand and FT1CI on the other hand.  The current Chairman of ST Holding is Mr. Alain Dutheil and the Vice Chairman is Mr. Luciano Acciari.

Page 18 of 22 pages

As regards STMicroelectronics N.V., the STH Shareholders’ Agreement provides that during the Balance Period: (i) each of the STH Shareholders (FT1CI, on the one hand, and the Ministry of the Economy and Finance, on the other hand) shall have the right to insert on a list prepared for proposal by the holding company to the Company’s annual shareholders meeting the same number of members for election to the Supervisory Board, and the holding company shall vote in favor of such members; (ii) the STH Shareholders will cause the holding company to submit to the Company’s annual shareholders meeting and to vote in favor of a common proposal for the appointment of the Managing Board; and (iii) any decision relating to the voting rights of the holding company in the Company shall require the unanimous approval of the holding company shareholders and shall be submitted by the holding company to the Company’s annual shareholders meeting. The STH Shareholders’ Agreement also provides that the Chairman of the Company’s Supervisory Board will be designated upon proposal of an STH Shareholder for a three-year term, and the Vice Chairman of the Company’s Supervisory Board will be designated upon proposal of the other STH Shareholder for the same period, and vice-versa for the following three-year term.  The STH Shareholders further agreed that the STH Shareholder proposing the appointment of the Chairman be entitled to propose the appointment of the Assistant Secretary of the Company’s Supervisory Board, and the STH Shareholder proposing the appointment of the Vice Chairman be entitled to propose the appointment of the Secretary of the Company’s Supervisory Board.  Finally, each STH Shareholder is entitled to appoint a Financial Controller to the Supervisory Board.  The Company’s Secretary, Assistant Secretary and two Financial Controllers are referred to as professionals (not members) of the Company’s Supervisory Board.

During the Balance Period, any decision, to the extent that a resolution of the holding company is required, must be pursuant to the unanimous approval of the shareholders, including but not limited to the following:  (i) the definition of the role and structure of the Company’s Managing Board and Supervisory Board, and those of the holding company; (ii) the powers of the Chairman and the Vice Chairman of the Company’s Supervisory Board, and that of the holding company; (iii) information by the holding company’s managing board and supervisory board, and those of the Company; (iv) treatment of confidential information; (v) appointment of any additional members of the Company’s Managing Board and that of the holding company; (vi) remuneration of the members of the Company’s Managing Board and those of the holding company; (vii) internal audit of STMicroelectronics N.V. and of the holding company; (viii) industrial and commercial relationships between STMicroelectronics N.V. and the Ministry of the Economy and Finance or STMicroelectronics N.V. and either or both FT1CI shareholders, or any of their affiliates; and (ix) any of the decisions listed in article 16.1 of the Company’s Articles of Association including its budget and pluri-annual plans.

In addition, the following resolutions, to the extent that a resolution of the holding company is required, must be resolved upon by a shareholders’ resolution of the holding company, which shall require the unanimous approval of the STH Shareholders:  (i) any alteration in the holding company’s articles of association; (ii) any issue, acquisition or disposal by the holding company of its shares or change in share rights; (iii) any alteration in the Company’s authorized share capital or issue by the Company of new shares and/or of any financial instrument giving rights to subscribe for its common shares; any acquisition or disposal by the holding company of the Company’s shares and/or any right to subscribe for the Company’s common shares; any modification to the rights attached to the Company’s common shares; any merger, acquisition or joint venture agreement to which the Company is or is proposed to be a party; and any other items on the agenda of its general shareholders meeting; (iv) the liquidation or dissolution of the holding company; (v) any legal merger, legal de-merger, acquisition or joint venture agreement to which the holding company is proposed to be a party; and (vi) the adoption or approval of the Company’s annual accounts or those of the holding company or a resolution concerning a dividend distribution by the Company.

Page 19 of 22 pages

At the end of the Balance Period, (i.e. once a shareholder’s voting stake in ST Holding has decreased under the 47.5% threshold (such STH Shareholder being thereafter referred to as “minority shareholder” and the other one being referred to as “majority shareholder”)), the members of the Company’s Supervisory Board and those of the holding company designated by the minority shareholder of the holding company will immediately resign upon request of the holding company’s majority shareholder, subject to the rights described in the following paragraph.

After the end of the Balance Period, unanimous approval by the shareholders of the holding company remains required to approve:

(i)           As long as any of the STH Shareholders indirectly owns at least the lesser of 3% of the Company’s issued and outstanding share capital or 10% of the STH Shareholders’ aggregate stake in the Company at such time, with respect to the holding company, any changes to the articles of association, any issue, acquisition or disposal of shares in the holding company or change in the rights of its shares, its liquidation or dissolution and any legal merger, de-merger, acquisition or joint venture agreement to which the holding company is proposed to be a party.

(ii)           As long as any of the STH Shareholders indirectly owns at least 33% of the STH Shareholders’ aggregate stake in the Company, certain changes to the Company’s articles of association (including any alteration in its authorized share capital, or any issue of share capital and/or financial instrument giving the right to subscribe for the Company’s common shares, changes to the rights attached to its shares, changes to the preemptive rights, issues relating to the form, rights and transfer mechanics of the shares, the composition and operation of the Managing and Supervisory Boards, matters subject to the Supervisory Board’s approval, the Supervisory Board’s voting procedures, extraordinary meetings of shareholders and quorums for voting at shareholders meetings).

(iii)           Any decision to vote the Company’s shares held by the holding company at any general meeting of its shareholders with respect to any substantial and material merger decision.  In the event of a failure by the STH Shareholders to reach a common decision on the relevant merger proposal, the Company’s shares attributable to the minority shareholder and held by the holding company will be counted as present for purposes of a quorum of shareholders at one of the Company’s shareholders meetings, but will not be voted (i.e., will be abstained from the vote in a way that they will not be counted as a negative vote or as a positive vote).

(iv)           In addition, the minority shareholder will have the right to designate at least one member of the list of candidates for the Company’s Supervisory Board to be proposed by the holding company if that shareholder indirectly owns at least 3% of the Company’s total issued and outstanding share capital, with the majority STH Shareholder retaining the right to appoint that number of members to the Company’s Supervisory Board that is at least proportional to such majority shareholder’s voting stake.

Page 20 of 22 pages

Finally, at the end of the Balance Period, the unanimous approval required for other decisions taken at the STMicroelectronics N.V. level shall only be compulsory to the extent possible, taking into account the actual power attached to the direct and indirect shareholding together held by the STH Shareholders in the Company.

Disposals of the Company’s Common Shares

The STH Shareholders’ Agreement provides that each STH Shareholder retains the right to cause the holding company to dispose of its stake in the Company at its sole discretion, provided it is pursuant to either (i) the issuance of financial instruments, (ii) an equity swap, (iii) a structured finance deal or (iv) a straight sale.  The holding company may enter into escrow arrangements with STH Shareholders with respect to the Company’s shares, whether this be pursuant to exchangeable notes, securities lending or other financial instruments.  STH Shareholders that dispose of the Company’s shares through the issuance of exchangeable instruments, an equity swap or a structured finance deal maintain the voting rights of the underlying shares in their ST Holding voting stake provided that such rights remain freely and continuously held by the holding company as though the holding company were still holding the full ownership of the shares.

As long as any of the parties to the STH Shareholders’ Agreement has a direct or indirect interest in the Company, except in the case of a public offer, no sales by a party may be made of any of the Company’s shares or of FT1CI, ST Holding to any of the Company’s top ten competitors, or any company that controls such competitor.

Change of Control Provision

The STH Shareholders’ Agreement provides for tag-along rights, preemptive rights, and provisions with respect to a change of control of any of the shareholders or any controlling shareholder of FT1CI, on the one hand, and the Ministry of the Economy and Finance, on the other hand. The shareholders may transfer shares of the holding company or FT1CI to any of the shareholders’ affiliates, which would include the Italian state or the French state with respect to entities controlled by a state.  The shareholders and their ultimate shareholders will be prohibited from launching any takeover process on any of the other shareholders.

Deadlock

In the event of a disagreement that cannot be resolved between the parties as to the conduct of the business and actions contemplated by the STH Shareholders’ Agreement, each party has the right to offer its interest in ST Holding to the other, which then has the right to acquire, or to have a third party acquire, such interest.  If neither party agrees to acquire or have acquired the other party’s interest, then together the parties are obligated to try to find a third party to acquire their collective interests, or such part thereof as is suitable to resolve the deadlock.

Page 21 of 22 pages

Duration

The STH Shareholders’ Agreement will remain in force as long as the Ministry of the Economy and Finance, on the one hand, and any of FSI, FT1CI or CEA, on the other hand, are shareholders of the holding company.

Preference Shares

On May 31, 1999, the Company’s shareholders approved the creation of preference shares that entitle a holder to full voting rights at any meeting of shareholders and to a preferential right to dividends and distributions.  On the same day, the Company entered into an option agreement with ST Holding II as a protective mechanism against hostile takeovers or similar actions that are determined to be contrary to the interests of the Company and its shareholders.  On November 27, 2006, the Company’s Supervisory Board decided to terminate the May 31, 1999 option agreement, as amended.  A new option agreement has been entered into with Stichting Continuiteit ST (the “Stichting”), which is a foundation independent from the Supervisory Board and the Company’s major shareholders.  The May 31, 1999 option agreement, as amended, was terminated by mutual consent by ST Holding II and the Company on February 7, 2007.

The new option provides for the issuance of 540,000,000 preference shares, the same number as the May 31, 1999 option agreement.  The preference shares would be issued by the Company to the Stichting, upon the latter’s request and in the latter’s sole discretion.  The preference shares would be issuable in the event of an unsolicited offer or acquisition, which is unsupported by the Company’s Managing and Supervisory Boards and which the Stichting determines would be contrary to the interests of the Company and the Company’s shareholders.  If the Stichting exercises its call option and acquires preference shares, it must pay at least 25% of the par value of such preference shares.  If the Stichting has exercised the option, it is obliged to cancel the preference shares after two years.  This measure is effected by the Stichting requesting the Supervisory Board to proceed with the cancellation of the preference shares issued to it against repayment of the amounts paid up on the preference shares.  Under the Company’s articles of association, the general meeting of shareholders must approve any cancellation of preference shares upon a proposal made to this effect by the Supervisory Board.

No preference shares have been issued to date.  The effect of the preference shares may be to deter potential acquirers from effecting an unsolicited acquisition resulting in a change of control.  In addition, any issuance of additional capital within the limits of the Company’s authorized share capital, as approved by its shareholders, is subject to approval by its Supervisory Board, other than pursuant to an exercise of the call option granted to the Stichting.

Page 22 of 22 pages

Statutory Considerations

As is the case with other companies controlled by the French government, the French government may appoint a Commissaire du Gouvernement and a Contrôleur d’Etat for FT1CI. Pursuant to Decree No. 94-214, dated March 10, 1994, these government representatives have the right (i) to attend any board meeting of FT1CI, and (ii) to veto any board resolution or any decision of the president of FT1CI within ten days of such board meeting (or, if they have not attended the meeting, within ten days of the receipt of the board minutes or the notification of such president’s decision); such veto lapses if not confirmed within one month by the Ministry of the Economy or the Ministry of the Industry. FT1CI is subject to certain points of the Decree of August 9, 1953 pursuant to which the Ministry of the Economy and any other relevant ministries have the authority to approve decisions of FT1CI relating to budgets or forecasts of revenues, operating expenses and capital expenditures.  The effect of these provisions may be that the decisions taken by the Company and the Company’s subsidiaries that, by the terms of the STH Shareholders’ Agreement, require prior approval by FT1CI, may be adversely affected by these veto rights under French law.